04045641

RECEIVED

2004 OCT 20 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 5, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" KOBE STEEL AND JFE STEEL FURTHER THEIR WELDING ALLIANCE "

Thank you for your assistance in handling it as required.

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

Sincerely yours,

Tomoaki Yamori
Finance Department
Kobe Steel, Ltd.

10/20

NEWS RELEASE

Kobe Steel, Ltd.
JFE Steel Corporation

Kobe Steel and JFE Steel further their welding alliance

TOKYO, October 5, 2004 – Kobe Steel, Ltd. and JFE Steel Corporation reached a basic agreement today that will further strengthen their ongoing alliance in the welding business. Their joint venture, KOBE JFE Welding Co., Ltd., will become a wholly owned subsidiary of Kobe Steel. Kobe Steel currently holds an 80% share in KOBE JFE Welding, while JFE Steel has 20%.

In addition, the JFE Steel Group plans to transfer 80% of its entire equity held in JFE Welding Rod Co., Ltd., a JFE Steel Group company that markets welding consumables, to Kobe Steel. Both changes will take place on April 1, 2005.

In July 2002, Kobe Steel and JFE Steel began to collaborate in the research and development of welding consumables in order to strengthen and further develop their welding businesses. On October 1, 2003, they established KOBE JFE Welding Co., Ltd., which began consignment production of solid welding wires.

The alliance provides Kobe Steel and JFE Steel with adequate preparation time to transfer original technology for welding consumables. As a result, the production of solid welding wires will be consolidated to Kobe Steel and KOBE JFE Welding, allowing JFE Steel to close down its Chiba district welding plant at its East Japan Works at the end of March 2005.

JFE Welding Rod will continue to supply welding consumables to the shipbuilding, steel structure, automotive and numerous other customers.

Profile of Kobe Steel's Welding Business

Sales:	Roughly 40 billion yen (fiscal 2003)
Products:	Covered welding rods, solid welding wires, flux-cored welding wires, submerged arc welding wires and fluxes, welding robots and systems
Facilities:	Ibaraki Plant (Osaka), Saijo Plant (Hiroshima), Fujisawa Industrial Operations (Kanagawa)
Overseas locations:	Thailand, Singapore, Malaysia, Indonesia, United States, South Korea, Netherlands, China
Business scope:	Integrated business covering R&D, production and marketing
Employees:	508 (fiscal 2003)

Profile of KOBE JFE Welding Co., Ltd.

Established:	October 2003
President:	Isao Aida (concurrently managing director at Kobe Steel)
Capital:	250 million yen (as of March 31,2004)
Equity share:	Kobe Steel 80%, JFE Steel 20%
Sales:	2,924 million yen (second-half fiscal 2003)
Business:	Production of welding consumables
Employees:	Approximately 150 (as of March 31, 2004)

Profile of JFE Welding Rod Co., Ltd.

Established:	March 1954
President:	Takumi Ishizaki
Capital:	80 million yen (at March 31, 2004)
Equity Share:	JFE Steel 59.2%, JFE Shoji Trading Corporation 40.8%
Sales:	4,758 million yen (fiscal 2003)
Business:	Sale of welding consumables
Employees:	40 (at March 31, 2004)

Media Contacts:

Kobe Steel, Ltd.
Publicity Group
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp
Web site http://www.kobelco.co.jp

JFE Steel Corporation
Public Relations Sec.
Tel +81 (0)3 3597-3166
Fax +81 (0)3 3597-4911